EXHIBIT 99.3

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code: TKG

(“Telkom”)

Telkom SA Limited (TKG) Group Annual Results for the year ended March 31, 2006 index

1. Highlights

2. Operational Overview

3. Group Performance

4. Group Balance Sheet

5. Group Cash Flow

6. Group Capital Expenditure

7. Segment Performance

8. Employees

9. Summarised Group Financial Statements

10. Supplementary Information

11. Special Note Regarding Forward-looking Statements

1 Highlights

Johannesburg, South Africa – June 5, 2006, Telkom SA Limited (JSE and NYSE: TKG), South Africa’s largest communications Group today announced group results for the year ended March 31, 2006. The Group delivered a strong performance across both business segments primarily as a result of continued growth in the fixed-line and mobile business and cost reductions in the fixed-line business.

The Group declared an ordinary annual dividend of 500 cents per share on June 2, 2006, and a special dividend of 400 cents per share, payable on July 14, 2006, for shareholders registered on July 7, 2006.

Group financial highlights for the year ended March 31, 2006

Operating revenue up 10.3% to R47,625 million

30.3% growth in operating profit to R14,677 million

43.2% group EBITDA margin

1.6% net debt decrease to R6,828 million, and debt to equity of 23.2%

Headline earnings increased by 36.1% to 1,740.5 cents per share

Basic earnings per share increased by 39.9% to 1,744.7 cents

Statement by Papi Molotsane, Chief Executive Officer:

“The Telkom Group has delivered another strong set of results with headline earnings per share growth of 36.1% to 1,740.5 cents per share. The fixed-line business performance was driven mainly from revenue growth of 4.1% and a decrease in operating expenses of 3.2% and the mobile business by customer growth achieving gross connections for the year of 11.8 million.

Telkom stands at an important point in its development in an industry undergoing fundamental changes.

Our customers require increasingly sophisticated products and services as technologies converge and the industry worldwide moves to an IP-based operating standard. In view of this, and with greater certainty in the local regulatory dispensation following accelerated liberalisation of the market, management has redefined its strategy to compete across the ICT value chain.

In view of the opportunities in our dynamic environment, and fully appraised of where we need to improve to compete effectively, Telkom has set its sights on being a leading ICT solutions provider. Our strategy aims to create long-term value for all stakeholders through customer centricity, investing in our employees and our network, defending and growing revenues, playing a central role in South Africa’s competitiveness and growth, and thereby, making healthy financial returns for our shareholders sustainable.”

Strong Financial Performance

The Group has delivered a strong performance for the financial year ended March 31, 2006. Group operating revenue increased 10.3% to R47,625 million and operating profit increased 30.3% to R14,677 million. The Group earnings before interest, tax, depreciation and amortisation (“EBITDA”) margin increased to 43.2% compared to 40.7%, at March 31, 2005, mainly due to fixed-line data revenue growth, lower fixed-line employee costs as a result of a workforce reduction and a consistent mobile business EBITDA margin of 34.7% from strong customer growth.

Headline earnings per share grew by 36.1% to 1,740.5 cents per share and basic earnings per share grew 39.9% to 1,744.7 cents per share. The strong growth in earnings was attributed to the increase in operating profit and a 27.3% reduction in finance charges.

Cash generated from operations increased 5.9% to R19,724 million and facilitated capital expenditure of R7,396 million and the repurchase of 12,086,920 Telkom shares to the value of R1,502 million. Our net debt to equity ratio of 23.2% at March 31, 2006, is below the announced targeted range of between 50% and 70%.

Summary group financial results
	March 31,
	Restated
In ZAR millions	2005	2006	%
Operating revenue	43,160	47,625	10.3
Operating profit	11,261	14,677	30.3
EBITDA	17,549	20,553	17.1
Capital expenditure	5,850	7,508	28.3
Operating free cash flow	10,034	7,104	(29.2)
Net debt	6,941	6,828	(1.6)
Basic EPS (ZAR cents)	1,246.7	1,744.7	39.9
Headline EPS (ZAR cents)	1,279.0	1,740.5	36.1
Operating profit margin (%)	26.1	30.8
EBITDA margin (%)	40.7	43.2
Net debt to equity (%)	26.3	23.2
After tax operating return on assets (%)	19.8	25.6
Capex to revenue (%)	13.6	15.8

Operational data
	March 31,
	2005	2006	%
Fixed-line data
Fixed access lines (’000)1	4,725	4,708	(0.4)
Postpaid – PSTN	3,006	2,996	(0.3)
Postpaid – ISDN channels	663	693	4.5
Prepaid	887	854	(3.7)
Payphones	169	165	(2.4)
Fixed-line penetration rate (%)	10.1	10.0	(1.0)
Revenue per fixed access line (ZAR)	5,245	5,304	1.1
Total fixed-line traffic (millions of minutes)	31,706	31,015	(2.2)
Local	19,314	18,253	(5.5)
Long distance	4,453	4,446	(0.2)
Fixed-to-mobile	3,911	4,064	3.9
International outgoing	415	515	24.1
International VoIP	89	83	(6.7)
Interconnection	3,524	3,654	3.7
Mobile interconnection	2,206	2,299	4.2
International interconnection	1,318	1,355	2.8
Managed data networks	11,961	16,887	41.2
Internet customers3	226,707	284,908	25.7
ADSL2	58,278	143,509	146.2
Fixed-line employees (excluding subsidiaries)	28,972	25,575	(11.7)
Fixed-line employees (including subsidiaries)	29,544	26,156	(11.5)
Fixed-lines per fixed-line employee	163	184	12.9
Mobile data4
Total customers (’000)	15,483	23,520	51.9
South Africa
Mobile customers (’000)	12,838	19,162	49.3
Contract	1,872	2,362	26.2
Prepaid	10,941	16,770	53.3
Community services telephones	25	30	20.0
Mobile churn (%)	27.1	17.7	(34.7)
Contract	9.1	10.0	9.9
Prepaid	30.3	18.8	(38.0)
Mobile market share (%)	55.7	57.9	3.9
Mobile penetration (%)	49.5	70.6	26.8
Total mobile traffic (millions of minutes)	14,218	17,066	20.0

Mobile ARPU (ZAR)	163	139	(14.7)
Contract	624	572	(8.3)
Prepaid	78	69	(11.5)
Community services	2,321	1,796	(22.6)
Mobile employees	3,954	4,148	4.9
Mobile customers per mobile employee	3,247	4,620	42.3
Other African countries
Mobile customers (thousands)	2,645	4,358	64.8
Mobile employees	1,039	1,154	11.1
Mobile customers per mobile employee	2,546	3,776	48.3

1. Excludes Telkom internal lines of 103,740 (2005: 108,521)

2. Excludes Telkom internal lines of 249 (2005: 254)

3. Includes Telkom Internet ADSL, satellite and dial-up subscribers

4. 100% of Vodacom data

2 Operational Overview

Delivered to all stakeholders

The Group delivered on its strategic intent during the financial year to March 31, 2006, by striving to fulfil customer needs, introducing innovative products and delivering impressive financial returns to shareholders.

The fixed-line revenue continues to exceed expectations, improving 4.1% despite tariff reductions across our product range and the loss of dial-up minutes due to our ADSL rollout. The tariff reductions were offset by strong volume growth in data services, increased revenue from mobile outgoing calls and rental and service fees. Operating margins improved mainly due to a reduction in employee expenses and lower depreciation due to the extension of useful lives of certain assets.

Mobile South African customers increased 49.3% during the year, reinforcing Vodacom’s market leadership position in South Africa. Exceptional customer growth and improved efficiencies in the mobile business resulted in a stable EBITDA margin at 34.7% against a declining ARPU due to lower income segment customer connections.

Increasing importance of fixed-line data revenue

The fixed-line business achieved a 14.4% increase in data revenue for the year ended March 31, 2006, with good growth in all data revenue categories.

ADSL adoption in the consumer and small and medium size business segment increased in the year ended March 31, 2006, 146% from

58,278 to 143,509 services as at March 31, 2006, due to our focused roll-out strategy to achieve ADSL penetration of 15% – 20% of fixed access lines by 2010 and the introduction of new service offerings and price reductions.

The explosion of broadband demand during the year has resulted in strong growth in leased line and other data service revenue of 11.1%. Revenue from cellular operator fixed links have increased from R1,056 million to R1,367 million for the year ended March 31, 2006, as a result of the roll out of cellular operators’

3G networks.

Telkom has successfully trialled WIMAX (IEEE 802 16e) and has been allocated frequency Spectrum by ICASA. Telkom will now begin deploying a wireless broadband network to complement the ADSL rollout.

Telkom’s vision is to become an ICT solutions partner for corporate and business customers, moving up the value chain, providing higher level products and services to our traditional voice and data products. This strategy has been validated by our success in winning large corporate customer accounts and delivering to their ICT requirements from voice products and services to network management. Our VPN Supreme and Customer Network Care products aimed mainly at the medium to large sized business have enjoyed success through alignment with customers’ requirements.

Vodacom’s data revenue increased by 52.1% to R1,019 million (50% share) for the year ended March 31, 2006 from R670 million (50% share) for the year ended March 31, 2005, contributing 6.0% (2005: 4.9%) to mobile operating revenue.

Growth in mobile data revenue is mainly due to the launch of new data initiatives such as 3G, HSDPA, Vodafone Live!, Blackberry® and the continued popularity of SMS.

Within this context Telkom has made an offer to Business Connexion’s (“BCX”) shareholders to acquire 100% of BCX for R2,5 billion. The offer price constitutes R9 per share, plus allowing BCX to pay a special dividend of 25 cents per share. The BCX acquisition provides a good opportunity to create shareholder value as it enables Telkom to enter the data hosting and desktop management market. These services are complementary to the value adding products and services being developed within Telkom.

Positive customer response to new innovative products and services

Telkom’s aims to enhance the customer experience by introducing innovative value enhancing bundled products and services. In line with this strategy, Telkom successfully launched Telkom Closer in January 2006.

Telkom Closer bundles rental, call answer, peak minutes and off-peak minutes into a package which allows the customer to pay a flat monthly charge. Demand for the product has been strong, resulting in the sign up of 71,317 customers in the three months to March 31, 2006.

Other value added products that have received a positive response include:

The provision of free medical emergency response for fixed-line customers by Netcare 911;

SpaceStream providing satellite access; and

Office Suite providing office functionality to the small and medium enterprise market.

Through bundled products Telkom intends to increase its annuity income, create a value comparison for the customer and improve our competitive position.

Total mobile customers up by 51.9% to 23.5 million

Vodacom performed exceptionally well in the year ended March 31, 2006, improving market share to 58%, and increasing net profit by 32.0%. Operating effectiveness was maintained with EBITDA margins decreasing marginally to 34.7% from 35.1% in the previous financial year.

Vodacom’s South Africa customer base increased a net of 6.3 million customers to 19.2 million customers.

Vodacom’s focus on customer care and retention saw South African contract churn at 10.0% (2005: 9.1%) and prepaid churn at 18.8% (2005: 30.3%) for the year ended March 31, 2006. The blended South African ARPU over the year was R139 (2005: R163).

Outside South Africa, Vodacom grew its customer base by 64.8% to 4.4 million customers (2005: 2.6 million). Vodacom Tanzania achieved a substantial 74.1% increase in customers to 2.1 million (2005: 1.2 million). Vodacom Congo saw a 52.2% increase in customers to 1.6 million customers (2005: 1.0 million). Vodacom Lesotho increased its customer base by 40.1% to 206,000 customers (2005: 147,000) as at March 31, 2006. Vodacom Mozambique increased its customer base substantially by 84.9% to 490,000 customers (2005: 265,000) for the year ended March 31, 2006.

Focused on achieving improved service levels

The increased demand for our products and services coupled with a reduced workforce, has seen our services levels come under pressure.

Telkom’s key strategic focus is improving customer centricity. This includes network reliability, market focused products and services and improved customer communications.

Telkom has launched new bundled packages, repositioned customer facing outlets and launched projects to improve customer communication and improve the internal processes for the installation of new services.

Competitive pricing and volume growth

Telkom today announced price reductions on our regulated basket of products and services of 2.1%.

From August 1, 2006, the following price changes will be effective:

ADSL rental	24%	average decrease
Long distance	10%	decrease
International	10%	average decrease
Data	9%	average decrease

Rental (analogue lines)	8%	increase

Rebalancing of tariffs will allow effective competition in all areas going forward. Revenue is unlikely to be affected to the same degree the price reductions are expected to result in increased volume which is expected to have an offsetting effect. The reduction of telecommunication costs should benefit all South Africans contributing positively to the economy. In addition Telkom is combining the DSL192 and DSL384 products, and the DSL192 users will be upgraded to up to 384 kbit/s in due course, depending on network infrastructure.

Continuous advancement of our network

Increased investment in the network has been directed at:

Improving network service levels and customer service levels – R1,488 million

Maintaining the customer base of R1,424 million; and

Initial investments on the conversion to a Next Generation Network – R1,956 million.

In line with customer demand and sound financial criteria, we will continue to invest in improving our network and the orderly migration to an IP base network to supply next generation products and services.

Recognition of the value of our employees

Telkom’s skilled and experienced workforce is our competitive advantage. Rapidly changing technology, increasing specialisation requirements and capacity gaps necessitate an ongoing development and training requirements. Telkom continues to invest significantly in our employees to ensure that the appropriate business skills are available to meet customer requirements.

For the year ended March 31, 2006, Telkom spent R400.1 million (2005: R401.5) on training and development and employees participated in 160,274 (2005: 192,799) facilitator led training days.

Telkom has detailed plans to identify and ascertain high potential individuals within the Company that can be developed for future senior management positions to ensure all future employee requirements are met.

The Company has demonstrated the strength of its succession and relation plans by appointing 80% of senior management vacancies from within the Company, utilising the existing skills and potential of the current employees.

Significant Returns to Shareholders and employee share ownership

In the year ended March 31, 2006, the Company repurchased 12.1 million shares to the value of

R1.5 billion (including costs) which have been cancelled as issued share capital and restored as authorised but unissued capital.

The Telkom Board of Directors declared an annual dividend of 500 cents per share and a special dividend of 400 cents per share on June 2, 2006, to be paid on July 14, 2006, for shareholders registered on July 7, 2006.

As part of the Company’s commitment to the optimal use of capital the Telkom Board approved a R2 billion share buyback programme on June 2, 2006.

The Telkom Board granted 2,024,555 shares on June 23, 2005, to employees in terms of the Telkom Conditional Share Plan.

As previously communicated, Telkom aims to pay a steadily growing annual ordinary dividend. The level of dividend will be based upon a number of factors, including the assessment of financial results, available growth opportunities, the Group’s net debt level, interest coverage and future expectations, including internal cash flows and share buybacks.

The Regulatory environment

Telkom faces regulatory challenges and through constructive dialogue endeavours to achieve a regulatory framework that is realistic, equitable and beneficial to the industry. The following details the main regulatory issues affecting the industry and Telkom.

Electronic Communications (EC) Act

The EC Act, No 36 of 2005, has been assented to by the President but not yet promulgated. The primary aim of the Act is to promote convergence in the broadcasting, broadcasting signal distribution and telecoms sectors and to provide the legal framework for convergence of these sectors.

The Act, once promulgated, will liberalise the market further and will result in a change in the licensing structure. Essentially, separate licences will be granted for the provision of infrastructure, communication services and broadcasting services. All existing licensees will need to be issued with new licences.

The EC Act creates challenges as well as opportunities that Telkom will certainly explore.

ICASA Amendment Bill

A bill amending the ICASA Act was passed by Parliament but was referred back to Parliament by the President on concerns of possible constitutional challenges to some provisions. The amended Bill was discussed by the Parliament Portfolio Committee on telecommunications on May 12, 2005, the concerns have been addressed and the amended Bill has again been submitted to the Assembly for debate.

The delay in enacting the bill is the reason for holding back promulgation of the EC Act, because of the linkages between the two.

The Bill was passed by Parliament on May 30, 2006.

Interconnection and Facility Leasing

Current regulations make provision for cost based interconnection and facility leasing. Telkom submitted its regulatory accounts on a fully allocated costs basis to ICASA in September 2005, and is expected to submit long run incremental costs (CLRIC) statements in September 2006.

Operators classified as “major” operators have to supply interconnection and facility leasing services to “public” operators at cost based tariffs as entitled to by the provisions of their licences. Telkom has been declared a “major” operator by ICASA.

Public hearings were held by ICASA on new interconnection and facility leasing regulations in late March 2006. It is expected that the final regulations will be published shortly. The draft regulations propose that LRIC based interconnection be extended to all licensees.

Telkom and the SNO are in talks on interconnection and facility leasing agreements.

Number Portability (NP)

In terms of regulations published in September 2005, Telkom is expected to provide blocks of 10,000 numbers two months after the SNO’s launch of services, blocks of 1,000 numbers four months after the SNO’s launch of services and individual number portability 12 months after the request. Functional specifications for the implementation of NP between fixed-line operators have not yet been finalised.

The SNO has requested NP in February 2006 and discussions on the implementation of the required inter-operator systems are under way.

Local loop unbundling

Telkom is required, in terms of existing legislation, to provide the SNO with shared access to its local loop.

Although the Telecommunications Act, 103 of 1996, provides that no general local loop unbundling will be required for the first two years of operation of the SNO, the EC Act, which repeals the Telecommunications Act, makes provision for unbundling of the local loop, subject to ICASA making the necessary regulations.

Draft ADSL regulations

ICASA issued draft ADSL regulations in 2005. Although there is uncertainty on some of their provisions, they appear to propose that Telkom is not allowed to charge a rental for ADSL services, but only recover a small portion of once-off costs. ICASA conducted public hearings on the draft regulations at the end of

May 2006.

Interception of Communication and Communication-related Information Act

The effective date of the Act is September 30, 2005 with the exception of the provisions dealing with customer registration which is effective June 30, 2006.

Subscriber registration

The Act requires customers to produce an identification document and a physical address which the operator must verify.

The mobile operators have succeeded in obtaining, in principle, support for an electronic registration process. The legislative amendments to effect the changes have not yet been effected.

Telkom and Vodacom are in a position to intercept communications and register subscribers. However, the Act does place onerous conditions on operators who therefore, continue to engage the authorities on the practical implications of the Act.

We are confident that we are well placed to deal with all regulatory issues confronting us. We actively plan and analyse multiple regulatory scenarios to ensure we are prepared for changes in regulation.

Budget speech by the Minister of Communications

In her budget speech delivered to Parliament at the end of May 2006, the Minister announced her intention to shortly issue policy directions to ICASA setting out the priorities for implementing the provisions of the EC Act. Among these will be the regulation of access to submarine cables and the unbundling of the local loop. The Minister also announced the establishment of a Broadband Advisory Council to advise her on the development of a broadband policy for South Africa and that Sentech will form the core of the country’s wireless broadband infrastructure network.

Conclusion

Telkom is confident that it is well placed to deal with all regulatory issues confronting Telkom. Telkom actively plans and analyses multiple regulatory scenarios to ensure that it is prepared for changes in regulation.

Telkom is a leader in transformation

Telkom has always viewed South Africa’s effective transformation as imperative for its own sustainable long-term growth. Telkom concurs with the view that BEE should seek to deliver meaningful and truly broad-based empowerment to the majority of South Africa’s people. The draft Information and Communication Technology ICT BEE Charter is expected to be aligned with the Department of Trade and Industry (DTI) Codes of Good Practice during July 2006.

Telkom spent R6.4 billion on empowered or significantly empowered suppliers for the year ended March 31, 2006.

Telkom’s transformation progress has been consistently recognised. Telkom was placed fifth out of 200 companies in the annual 2006 FM/Empowerdex Most Empowered Company in SA Survey.

Telkom’s social investment programme through the Telkom Foundation has continued to contribute to the positive transformation of disadvantaged communities through social investments aimed at achieving sustainable development. The social investment programmes have continued to focus on the following four main focus areas:

Education and Training;

Empowerment of Women, Children and People with Disabilities; and

ICT Planning and Infrastructure rollout.

The Telkom Foundation was recognised for its commitment, receiving numerous awards and recognition. The most notable being the PMR Awards for first Overall winner on Corporate Care within the Telecommunications Sector, Gold Status on Social Upliftment, BEE, Job Creation and Training.

Strategy

Telkom’s vision is to be a leading customer and employee centred Information and Communications Technologies (ICT) solutions service provider. Telkom is focused on balancing the needs of all stakeholders to ensure long term sustainable and profitable growth of the business for shareholders.

The accelerated liberalisation of the market, in particular the implications of the Electronic Communications Act, the emergence of new technologies and customer demand is clearly material to Telkom’s strategic intentions. Telkom believes that it is strongly positioned to compete effectively in a liberalised market. Customer service excellence through a skilled and dedicated workforce with greater product and service choice and value for customers will ensure long term value creation. Telkom will pursue opportunities to provide the full spectrum of ICT solutions including voice, data, video and internet services increasingly through broadband penetration.

To ensure that Telkom can sustain the creation of value relative to developments in its dynamic and changing market environment, management have determined certain shifts in strategic emphasis.

Telkom will focus on the following imperatives to sustain long term value creation for all its stakeholders:

Investing in the development of employees to maintain competitive advantage;

Enhancing customer satisfaction through customer centricity;

Retaining revenue and generating growth;

Evolving to a Next Generation Network in order to support profitable growth through prudent cost management;

Repositioning Telkom stakeholder management to create healthy external relationships.

The realisation of Telkom’s strategic intentions ultimately lies in the hands of Telkom’s people.

The evolution to an IP centric network is a business imperative. Telkom cannot delay the investment to a fully enabled IP network. It is vital that we increase our investment in our network to enable the cost of operating the network to reduce and to enable the delivery of fully converged products and services to meet our customers’ needs in the rapidly changing technological environment. Acceleration of Telkom’s broadband penetration is a critical element of this strategy. The technology has reached critical mass and is set to become the technology of choice, as demonstrated globally.

The evolution to a Next Generation Network in a phased approach which is based on sound commercial criteria and will enable Telkom to exploit new opportunities in the ICT solutions market. The first phase is expected to last three years and concentrates on enabling the network for broadband services.

The second phase is the conversion of existing products and services to NGN. Depending on the customer demand and profitability, this process is expected to be completed by 2015. Telkom should have a predominant IP-based network with most products and services on the new platform.

Delaying the investment will result in lost opportunities and erode our ability to retain existing customers through new services, features and functionality. Cost management is central to all our decisions with processes and procedures in place to ensure costs are managed to minimise expenditure. A particular area of focus is on our procurement spend, where we are investigating options to realise savings through the consolidation of suppliers, extract efficiencies and obtain price reductions. In the short-term, we expect to incur a marginal increase in costs due to the maintenance required to improve the viability to our network and the impact of the annual wage increase.

Given the centrality of ICT to economic growth and social development, Telkom remains strategically important to the achievement of national objectives and will continue to invest significantly in the development of a viable and vibrant marketplace.

Telkom is exploring opportunities outside its borders where there is potential for growth, healthy returns and long-term value creation for its stakeholders. The focus is on data acquisitions and fixed/mobile opportunities. A detailed evaluation process is followed on each opportunity to ensure it is a strategic fit, all risks and resource requirements are understood and the potential returns exceed our minimum requirements.

Prospects for the year ahead

Fixed-line revenues in the financial year ending March 31, 2007 are expected to be impacted by tariffs, increased competition and the migration from dial-up to ADSL and the introduction of cost-based interconnection. Our strategic initiatives to improve service levels are expected to result in above inflationary increases in operating expenses, the result being an expected fixed-line EBITDA margin between 37% and 40%.

Fixed-line CAPEX is expected to be between 18% and 22% of revenue. The increase from the financial year ended March 31,2006 is due to capacity increases and the accelerated evolution to an IP centric network for the introduction of a Next Generation Network.

The mobile business is focused at maintaining its market share. Through improved efficiencies, the EBITDA margin is expected to remain constant.

The Group net debt to equity target remains the same at 50% to 70%.

3 Group Performance

Group operating revenue

Group operating revenue increased 10.3% to R47,625 million (2005: R43,160 million) in the year ended March 31, 2006. Fixed-line operating revenue, after inter-segmental eliminations, increased 3.7% to R32,039 million primarily due to solid growth in data services and increased subscription revenue. Mobile operating revenue, after inter-segmental eliminations, increased 27.0% to R15,586 million primarily due to customer growth.

Group operating expenses

Group operating expenses increased 3.9% to R33,428 million (2005: R32,179 million) in the year ended March 31, 2006, due to a 20.8% increase in operating expenses in the mobile segment to R11,926 million (after inter-segmental eliminations). This was partially offset by a 3.6% decrease in the fixed-line operating expenses to R21,502 (after inter-segmental eliminations) primarily due to reduced employee expenses and depreciation, amortisation, impairment and write-offs, partially offset by an increase in payments to other operators, services rendered, operating leases and selling, general and administrative expenses. The increase in mobile operating expenses of 20.8%, after inter segmental eliminations, was primarily due to increased gross connections resulting in increased incentive costs and expenses to support customer satisfaction and growth. Mobile payments to other operators also increased as a result of the increased outgoing traffic and the higher volume growth of more expensive outgoing traffic terminating on other mobile networks relative to traffic terminating on the lower cost fixed-line network.

Investment income

Investment income consists of interest received on short-term investments and bank accounts. Investment income increased 13.4% to R397 million (2005: R350 million), largely as a result of higher interest received due to higher cash flow generated from operations.

Finance charges

Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses. Finance charges decreased 27.3% to R1,233 million (2005: R1,695 million) in the year ended March 31, 2006, due to a 20.2% decrease in interest expense to R1,346 million (2005: R1,686 million) as a result of the redemption of local and foreign loans. In addition to the decrease in the interest expense, net fair value and exchange gains on financial instruments of R113 million (2005: Loss of R9 million) arose primarily as a result of currency movements and unrealised gains relating to the Cell Captive investment.

Taxation

Consolidated tax expense increased 46.7% to R4,520 million (2005: R3,082 million) in the year ended March 31, 2006. The consolidated effective tax rate for the year ended March 31, 2006, was 32.7% (2005: 31.1%). Telkom Company’s effective tax rate was 25.0% (2005: 20.6%). The higher effective tax rate for Telkom Company in the year ended March 31, 2006, was primarily due to the secondary tax on companies payable in respect of dividends paid. Vodacom’s effective tax rate decreased to 37.5% (2005: 40.2%). The lower effective tax rate for Vodacom was largely as a result of the non-deductible expenses of the previous year not recurring.

Profit for the year and earnings per share

Profit for the year attributable to the equity holders of Telkom increased 36.0% to R9,182 million (2005: R6,751 million) in the year ended March 31, 2006.

Group basic earnings per share increased 39.9% to 1,744.7 cents (2005: 1,246.7 cents) and Group headline earnings per share increased 36.1% to 1,740.5 cents (2005: 1,279.0 cents).

4 Group Balance Sheet

Solid operating performance across the Group combined with strict cost discipline and debt payment has resulted in a strengthened balance sheet. Net debt, after financial assets and liabilities, decreased 1.6% to R6,828 million (2005: R6,941 million). The balance sheet at March 31, 2006, strengthened, resulting in a net debt to equity ratio of 23.2% from 26.3% at March 31,2005. On March 31, 2006, the Group had cash balances of R4,948 million.

The Group intends to maintain a net debt to equity targeted range of between 50% and 70% by increasing distributions to shareholders in the form of dividends and share buybacks while maintaining financial flexibility for potential growth opportunities. During the year ended March 31, 2006, 12.1 million shares were repurchased for R1,502 million. These shares have been cancelled from the issued share capital by the Registrar of Companies. Interest-bearing debt, including credit facilities utilised, decreased 20.8% to R11,816 million (2005: R14,912 million) in the year ended March 31, 2006. In April 2005, the Euro 500 million Eurobond matured and was refinanced with R600 million nominal value of the existing TL06 bond, with the balance being refinanced with short-term commercial paper borrowings and hedging instruments. The Group repaid R2,720 million of the commercial paper debt by March 31, 2006. Included in interest-bearing debt at March 31, 2006, was R429 million in commercial paper bills that matured in April 2006.

Telkom maintains an active dialogue with the principal credit rating agencies, who review our ratings periodically. Moody’s Investor Services and Standard & Poor’s have rated our foreign debt A3 and

BBB respectively.

5 Group Cash Flow

Cash flows from operating activities decreased 39.5% to R9,506 million (2005: R15,711 million), primarily due to higher taxation and dividend payments offset by increased operational cash flows. Cash flows utilised in investing activities increased 15.5% to R7,286 million (2005: 6,306 million), primarily due to increased capital expenditure in both the mobile and fixed-line segments. Cash utilised in financing activities of a R1,502 million for a share buyback and the R2,720 million repayment of commercial paper bills, was partially offset by the loans raised to refinance the Eurobond, as well as cash inflows from maturing financial assets.

Summary

		Year ended March 31,
	Restated
In ZAR millions	2005	2006	%
Cash generated from operations	18,622	19,724	5.9
Cash from operating activities
(after tax, interest, dividends)	15,711	9,506	(39.5)
Investing activities	(6,306)	(7,286)	15.5
Financing activities	(9,897)	(258)	(97.4)
Net (decrease)/increase in cash	(492)	1,962	(498.8)
EBITDA minus capital expenditure
Year ended March 31,
		Restated
In ZAR millions	2005	2006	%
Fixed-line	8,650	9,709	12.2
Mobile	3,049	3,336	9.4
Group	11,699	13,045	11.5
6 Group Capital Expenditure
Group capital expenditure increased 28.3% to R7,508 million (2005: R5,850 million) and represents 15.8% of Group revenue (2005: 13.6%).
Fixed-line capital expenditure
Year ended March 31,
In ZAR millions	2005	2006	%
Base expansion and core support	1,902	2,534	33.2
Network evolution	729	926	27.0
Efficiencies and improvements	1,177	1,080	(8.2)
Company support and other	295	397	34.6
	4,103	4,937	20.3

Fixed-line capital expenditure increased 20.3% to R4,937 million (2005: R4,103 million) and represents 15.1% of fixed-line revenue (2005: 13.0%). Baseline expansion and core support capital expenditure of R2,534 million (2005: R1,902 million) was largely for the deployment of technologies to support the growing data services business and expenditure for access line deployment in selected high growth residential areas. The continued focus on rehabilitating the access network and increasing the efficiencies and redundancies in the transport network contributed to the network evolution capital expenditure of

R926 million (March 31, 2005: R729 million).

Telkom continues to focus on its operations support system investment with current emphasis on workforce management, provisioning and fulfilment, assurance and customer care. During the year ended March 31, 2006, R1,080 million (2005: R1,177 million) was spent on the implementation of several systems.

Mobile capital expenditure

Year ended March 31,
In ZAR millions	2005	2006	%
South Africa	1,389	2,193	57.9
Other African countries	358	378	5.6
	1,747	2,571	47.2

Mobile capital expenditure (50% of Vodacom’s capital expenditure) increased 47.2% to R2,571 million (2005: R1,747 million) and represents 15.1% of mobile revenue (March 31, 2005: 12.8%) which was mainly spent on the cellular network infrastructure as a result of increased investment in South Africa for increased traffic and investment in 3G technologies. The increase in capital expenditure in other African countries is largely as a result of an increased investment in Tanzania to accommodate the substantial growth in the subscriber base during the year.

7 Segment Performance

Telkom’s operating structure comprises two segments, fixed-line and mobile. The fixed-line segment provides fixed-line voice and data communications services through Telkom; directory services through our 64.9% owned subsidiary, Telkom Directory Services and wireless data services through our wholly owned subsidiary, Swiftnet. The mobile segment consists of a 50% joint venture interest in Vodacom.

Vodacom’s results are proportionately consolidated into the Telkom Group’s consolidated financial statements. This means that we include 50% of Vodacom’s results in each of the line items in the Telkom Group’s consolidated financial statements. Telkom Directory Services, Swiftnet and Rossal No 65 and Acajou (subsidiaries for the repurchase of shares) subsidiaries are fully consolidated in the

Telkom Group’s consolidated financial statements.

Summary

Year ended March 31,

	Restated
In ZAR millions	2005	2006	%
Operating revenue	43,160	47,625	10.3
Fixed-line	31,457	32,749	4.1
Mobile	13,657	17,021	24.6
Inter-segmental eliminations	(1,954)	(2,145)	9.8
Operating profit	11,261	14,677	30.3
Fixed-line	8,021	10,242	27.7
Mobile	3,240	4,435	36.9
Inter-segmental eliminations	–	–	–
Operating profit margin	26.1	30.8	18.1
Fixed-line	25.5	31.3	22.7
Mobile	23.7	26.1	9.8
EBITDA	17,549	20,553	17.1
Fixed-line	12,753	14,646	14.8
Mobile	4,796	5,907	23.2
Inter-segmental eliminations	–	–	–
EBITDA margin	40.7	43.2	6.1
Fixed-line	40.5	44.7	10.3
Mobile	35.1	34.7	(1.2)
Finance charges	1,695	1,233	(27.3)
Fixed-line	1,647	839	(49.1)
Mobile	48	394	720.8
Inter-segmental eliminations	–	–	–
FIXED-LINE SEGMENT

The fixed-line segment provides fixed-line voice and data communications services through Telkom, directory services through the 64.9% owned subsidiary, Telkom Directory Services, and wireless data services through the wholly owned subsidiary, Swiftnet. The fixed-line segment accounted for 67.3% (2005: 71.6%) of Group operating revenues (after inter-segmental eliminations) and 74.7% (2005: 78.4%) of Group operating profit at March 31, 2006.

The financial information presented below for the fixed-line segment is before inter-segmental eliminations.

Summary

Year ended March 31,

	Restated
In ZAR millions	2005	2006	%
Revenue	31,457	32,749	4.1
Operating profit	8,021	10,242	27.7
EBITDA	12,753	14,646	14.8
Capital expenditure	4,103	4,937	20.3
Operating profit margin (%)	25.5	31.3	22.7
EBITDA margin (%)	40.5	44.7	10.3
Capex to revenue (%)	13.0	15.1	15.6
Fixed-line operating revenue
Year ended March 31,
	Restated
In ZAR millions	2005	2006	%
Subscriptions and connections	5,359	5,803	8.3
Traffic	17,760	17,563	(1.1)
Local	5,746	5,753	0.1
Long distance	3,577	3,162	(11.6)
Fixed-to-mobile	7,302	7,647	4.7
International outgoing	1,135	1,001	(11.8)
Interconnection	1,546	1,654	7.0
Mobile operators1	748	760	1.6
International operators	798	894	12.0
Data	5,810	6,649	14.4
Leased lines and other data	4,754	5,282	11.1
Mobile leased facilities2	1,056	1,367	29.5
Directories and other	982	1,080	10.0
	31,457	32,749	4.1

1. Interconnection includes revenue from Vodacom of R464 million (2005: R465 million), 50% is eliminated on consolidation

2. Data includes revenue from Vodacom of R845 million (2005: R562 million), 50% is eliminated on consolidation

Operating revenue from the fixed-line segment, before inter-segmental eliminations, increased 4.1% to R32,749 million (2005: R31,457 million) primarily due to strong growth in data services revenue and increased subscription revenue, offset by a decline in traffic revenue.

Subscription and connections revenue grew 8.3% largely as a result of increased tariffs, increased sales of customer premises equipment, including PABX’s, and penetration of higher value-added services.

Traffic revenue decreased 1.1% as a result of the acceleration of broadband adoption and the resultant loss of internet dial-up minutes as well as the increasing substitution of calls placed using mobile services rather than fixed-line services. Traffic, including VoIP traffic but excluding interconnection traffic, decreased 2.9% to 27,361 million minutes (2005: 28,182 million minutes).

Interconnection revenue increased 7.0% largely as a result of an increase of 12.0% in international interconnection revenue. The increased interconnection revenue from international operators is mainly as a result of a 2.8% increase in international interconnection traffic minutes of 1,355 million minutes (2005: 1,318 million minutes). Mobile interconnection revenue increased 1.6% to R760 million (2005: R748 million) due to increased interconnection traffic from mobile operators and tariff decreases. Mobile interconnection traffic minutes increased by 4.2% to 2,299 million minutes (2005: 2,206 million minutes) in the year ended March 31, 2006.

Data revenue increased 14.4% mainly due to higher demand for data services, including ADSL, in the medium and small business segment with leased line and other data revenue growing 11.1% and mobile leased line revenue by 29.5%. The increase in mobile leased facilities is largely due to the rollout of 3G networks by the mobile operators.

Fixed-line operating expenses

Year ended March 31,

	Restated
In ZAR millions	2005	2006	%
Employee expenses	7,285	6,470	(11.2)
Salaries and wages	4,785	4,592	(4.0)
Benefits	2,110	2,410	14.2
Workforce reduction expenses	961	88	(90.8)
Employee related expenses capitalised	(571)	(620)	8.6
Payments to other network operators1	5,896	6,150	4.3
Payment to mobile operators	5,059	5,231	3.4
Payment to international operators	837	919	9.8
SG&A	3,046	3,086	1.3
Materials and maintenance	1,726	1,617	(6.3)
Marketing	360	413	14.7
Bad debts	196	187	(4.6)
Other	764	869	13.7
Services rendered	1,976	2,050	3.7
Property management	1,068	1,107	3.7
Consultants and security	908	943	3.9
Operating leases	756	777	2.8
Depreciation, amortisation, impairment and write-offs	4,732	4,404
	23,691	22,937	(3.2)

1. Payments to other network operators include payments made to Vodacom of R2,818 million (2005: R2,728 million), 50% is eliminated on consolidation

Fixed-line operating expenses, before inter-segmental eliminations, decreased 3.2% in the year ended March 31, 2006, to R22,937 million (2005: R23,691 million), primarily due to lower employee expenses and depreciation, amortisation, impairment and write-offs. The decrease was partially offset by increased expenses for services rendered, operating leases, selling, general and administrative expenses and payments to other operators.

Employee expenses decreased 11.2%, largely due to decreased workforce reduction expenses of

R88 million (2005: R961 million) and an 11.7% reduction in headcount.

Payments to other network operators increased 4.3% as a result of higher payments to mobile operators and international operators. Payments to mobile operators increased 3.4%, largely as a result of tariff increases and a 3.9% increase in fixed-to-mobile traffic. Payments to international operators increased 9.8%

primarily due to an 24.1% increase in international outgoing traffic.

Selling, general and administrative expenses increased 1.3% as a result of increased marketing expenses offset by a decrease in material and maintenance expenses and bad debts.

Services rendered increased 3.7% with property management expenses increasing 3.7% as a result of increased maintenance. Consultants and security costs increased 3.9% primarily as a result of increased cost of regulatory accounting and Sarbanes-Oxley project and the transport costs of equipment from warehouses to final drop-off points due to an increased number of reported faults resulting from adverse weather conditions, offset by lower fees paid to Thintana due to the termination of the contract in November 2004 and lower insurance expenses.

Operating leases increased 2.8% as a result of increased vehicle lease rates, increased vehicle maintenance and increased ad-hoc vehicle rentals offset by a 7.2% reduction in the vehicle fleet from 10,458 vehicles at March 31, 2005 to 9,708 vehicles at March 31, 2006.

Depreciation, amortisation, impairment and write-offs decreased 6.9% to R4,404 million (2005: R4,732 million), largely as a result of extending the useful lives of certain network and support equipment.

Fixed-line operating profit increased 27.7% to R10,242 million (2005: R8,021 million) with an operating profit margin of 31.3% (2005: 25.5%). EBITDA increased 14.8% to R14,646 million (2005: R12,753 million), with EBITDA margins increasing to 44.7%. (2005: 40.5%).

MOBILE SEGMENT

The mobile segment accounted for 32.7% of Group operating revenue (2005: 28.4%) (after inter-segmental eliminations) and 25.3% of Group operating profits (2005: 21.6%). Vodacom’s operational statistics are presented below at 100%, but all financial figures represent the 50% that is proportionately consolidated in the Group and presented before inter-segmental eliminations.

Summary

Year ended March 31,

	Restated
In ZAR millions	2005	2006	%
Operating revenue	13,657	17,021	24.6
Operating profit	3,240	4,435	36.9
EBITDA	4,796	5,907	23.2
Capital expenditure	1,747	2,571	47.2
Operating profit margin (%)	23.7	26.1	9.8
EBITDA margin (%)	35.1	34.7	(1.2)
Capex to revenue (%)	12.8	15.1	18.1
Mobile operating revenue
Year ended March 31,
	Restated
In ZAR millions	2005	2006	%
Airtime and access	8,096	10,043	24.0
Data	670	1,019	52.1
Interconnect1	2,962	3,348	13.0
Equipment sales	1,344	1,993	48.3
International airtime	444	486	9.5
Other	141	132	(6.4)
	13,657	17,021	24.6

1. Interconnect revenue includes revenue from Telkom fixed-lines, of R1,409 million (March 2005: R1,364 million), which is eliminated on consolidation

Operating revenue from the mobile segment increased 24.6%, before inter-segmental eliminations, to R17,021 million (2005: R13,657 million), primarily driven by customer growth. Revenue from Vodacom’s operations outside of South Africa as a percentage of Vodacom’s total mobile operating revenue increased to 8.7% to R2,974 million (2005: R2,274 million).

The growth in revenue can largely be attributed to a 51.9% increase in Vodacom’s total customers to

23,520 million as of March 31, 2006, (2005: 15,483 million), resulting from strong growth in prepaid and contract customers in South Africa and 64.8% growth in customers outside of South Africa. In South Africa, total Average Monthly Revenue Per User (ARPUs) decreased 14.7% to R139 (2005: R163). Contract ARPUs decreased 8.3% to R572 (2005: R624) and prepaid ARPUs decreased 11.5% to R69 (2005: R78).

Vodacom’s continued implementation of upgrade and retention policies in the year ended March 31, 2006, ensured contract churn of 10.0%. Prepaid churn of 18.8% for the year ended March 31,

2006, was lower than the 30.3% prepaid churn for the year ended March 31, 2005.

Data revenue increased 52.1% and represents 6.0% of mobile revenue. The growth was largely due to customer growth and the introduction of new technologies and products in South Africa.

Mobile interconnect revenue increased by 13.0%, primarily due to an increase in the number of fixed-line calls terminating on Vodacom’s network as a result of the increased number of Vodacom customers and South African mobile users.

Equipment sales increased 48.3% primarily due to the growth of the customer base coupled with added functionality of new phones based on new technologies.

Vodacom’s international airtime revenue is largely international calls by Vodacom’s customers, roaming revenue from Vodacom customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom’s network. International airtime revenue increased 9.5%, primarily as a result of an increase in the number of roaming partners.

Mobile operating expenses

Year ended March 31,

	Restated
In ZAR millions	2005	2006	%
Employee expenses	826	1,019	23.4
Payments to other operators1	1,826	2,317	26.9
SG&A	5,888	7,328	24.5
Services rendered	45	65	44.4
Operating leases2	310	435	40.3
Depreciation, amortisation, impairment and write offs	1,556	1,472	(5.4)
	10,451	12,636	20.9

1. Payments to other operators include payments to Telkom fixed-line of R232 million (2005: R233 million), which are eliminated on consolidation

2. Operating leases include payments to Telkom fixed-line of R376 million (2005: R256 million), which are eliminated on consolidation

Mobile operating expenses, before inter-segmental eliminations, increased by 20.9% in the year ended March 31, 2006, primarily due to increased employee expenses, selling and distribution costs, services rendered, operating leases and payments to other operators.

Mobile employee expenses increased 23.4%, primarily due to a 9.3% increase in the number of employees to 5,302 and a higher employee deferred bonus incentive accrual resulting from Vodacom’s higher net profit. Vodacom increased the total number of its employees by 11.1% in its other African operations to 1,154 employees and by 4.9% in its operations in South Africa to 4,148 employees as of March 31, 2006.

Employee productivity in South Africa and other African countries, as measured by customers per employee, increased 43.1% to 4,436 customers per employee as of March 31, 2006.

Mobile payments to other operators increased 26.9% to R2,317 million (2005: R1,826 million) in the year ended March 31, 2006, as a result of increased outgoing traffic terminating on the other mobile networks relative to traffic terminating on the fixed-line network and partially due to an increase in interconnection tariffs on January 1, 2005, in South Africa. The cost of terminating calls on other mobile networks is higher than calls terminating on Telkom’s fixed-line network.

Mobile selling, general and administrative expenses increased 24.5% in the year ended March 31, 2006, primarily due to an increase in selling, distribution and marketing expenses to support the growth in South African and other African operations.

Mobile depreciation, amortisation, impairment and write-offs decreased by 5.4% to R1,472 million in the year ended March 31, 2006 primarily as a result of a partial impairment reversal of Vodacom Mozambican asset impairment of the prior year. The implementation of IAS 16 (revised): ”Property, Plant and Equipment” further contributed to the lower depreciation for the year ended March 31, 2006.

Telkom’s 50% share of Vodacom’s profit from operations increased 36.9% to R4,435 million and the mobile operation profit margin increased to 26.1%. Mobile EBITDA increased 23.2% to R5,907 million with EBITDA margins increasing to 34.7%.

8 Employees

Fixed-line

Year ended March 31,

	2005	2006	%
Telkom Company	28,972	25,575	(11.7)
Lines per employee	163	184	12.9
Subsidiaries	572	581	1.6
Fixed-line employees at year end	29,544	26,156	(11.5)
Movement in fixed-line employees
(Telkom Company only, excluding subsidiaries)
Year ended March 31,
	2005	2006

Opening balance	32,358	28,972
Appointments	159	686
Employee losses	(3,545)	(4,083)
Workforce reductions	(2,296)	(2,990)
Voluntary early retirement	(513)	(674)
Voluntary severance	(1,741)	(2,295)
Involuntary reductions	(42)	(21)
Natural attrition	(1,249)	(1,093)
Closing balance	28,972	25,575
Mobile Employees
Year ended March 31,
	2005	2006	%
South Africa	3,954	4,148	4.9
Customers per employee	3,247	4,620	42.3
Other African countries	1,039	1,154	11.1
Customers per employee	2,546	3,776	48.3
Vodacom Group	4,993	5,302	6.2
Customers per employee	3,101	4,436	43.1

9. Summarised Group Financial Statements

Auditors’ report

The comprehensive annual financial statements, from which these summarised results have been derived, have been audited by the Company’s auditors, Ernst & Young. Their unqualified audit report is available for inspection at the Company’s registered office.

Summarised consolidated income statement

for the three years ended March 31, 2006

		Restated	Restated
		2004	2005	2006
	Notes	Rm	Rm	Rm
Total revenue		41,115	43,696	48,260
Operating revenue	2	40,582	43,160	47,625
Other income		255	280	480
Operating expenses		31,499	32,179	33,428
Employee expenses		7,408	8,111	7,489
Payments to other operators		5,985	6,132	6,826
Selling, general and administrative expenses		7,665	8,824	10,273
Services rendered		2,269	2,021	2,114
Operating leases		924	803	850
Depreciation, amortisation, impairment and write-offs	3	7,248	6,288	5,876

Operating profit		9,338	11,261	14,677
Investment income		322	350	397
Finance charges	4	3,264	1,695	1,233
Interest		2,488	1,686	1,346
Foreign exchange and fair value effect		776	9	(113)
Profit before tax		6,396	9,916	13,841
Taxation		1,738	3,082	4,520
Profit for the year		4,658	6,834	9,321
Attributable to:
Equity holders of Telkom		4,589	6,751	9,182
Minority interest		69	83	139
		6,834	4,658
Basic earnings per share (cents)	5	823.9	1,246.7	1,744.7
Diluted earnings per share (cents)	5	823.9	1,244.3	1,735.2
Dividend per share (cents)	5	90.0	110.0	900.0

Summarised consolidated balance sheet

at March 31, 2006

		Restated	Restated
		2004	2005	2006
	Notes	Rm	Rm	Rm
ASSETS
Non-current assets		41,751	42,552	44,813
Property, plant and equipment	7	37,756	36,448	37,274
Intangible assets	8	1,864	3,182	3,910
Investments		1,567	2,277	2,894
Deferred expenses		213	133	254
Deferred taxation		351	512	481
Current assets		11,423	15,045	12,731
Other financial assets		1,241	5,074	275
Short-term investments		168	69	69
Current portion of deferred expenses		430	214	226
Inventories		520	658	814
Trade and other receivables		5,846	5,820	6,399
Cash and cash equivalents	9	3,218	3,210	4,948
Total assets		53,174	57,597	57,544
EQUITY AND LIABILITIES
Equity attributable to equity holders of Telkom		21,628	26,141	29,165
Share capital and premium	10	8,293	8,293	6,791
Treasury shares	10	(238)	(1,812)	(1,809)
Share-based compensation reserve		–	68	151
Non-distributable reserves		91	361	1,136
Retained earnings		13,482	19,231	22,896
Minority interest		200	220	301
Total equity		21,828	26,361	29,466
Non-current liabilities		16,707	13,870	12,391
Interest-bearing debt	11	12,703	9,504	7,655
Deferred taxation		469	947	1,068
Deferred revenue		1,097	959	991
Provisions		2,438	2,460	2,677
Current liabilities		14,639	17,366	15,687
Credit facilities utilised	9	422	909	693
Trade and other payables		6,007	6,782	6,103
Shareholders for dividend		7	7	4
Current portion of interest-bearing debt	11	4,051	4,499	3,468

Current portion of deferred revenue	1,718	1,717	1,975
Current portion of provisions	1,329	1,428	1,660
Income tax payable	460	1,711	1,549
Other financial liabilities	645	313	235
Total liabilities	31,346	31,236	28,078
Total equity and liabilities	53,174	57,597	57,544

Summarised consolidated statement of changes in equity

For the three years ended March 31, 2006

		Restated	Restated
	2004	2005	2006
		Rm	Rm
Balance at April 1	18,864	21,828	26,361
– Attributable to equity holders	18,670	21,628	26,141
– Minority interests	194	200	220
Change in accounting policies	(809)	–	–
Restated balance at April 1	18,055	21,828	26,361
– Attributable to equity holders	17,861	21,628	26,141
– Minority interests	194	200	220
Net profit for the year	4,658	6,834	9,321
Dividend declared	(555)	(673)	(4,879)
Foreign currency translation reserve	(101)	12	52
Fair value adjustment on investments	9	(22)	–
Business combination	–	(117)	–
Purchase of treasury shares	(238)	(1,574)	–
Purchase of subsidiary	–	5	27
Increase in share-based compensation reserve	–	68	86
Shares bought back and cancelled	–	–	(1,502)
Balance at March 31	21,828	26,361	29,466
– Attributable to equity holders	21,628	26,141	29,165
– Minority interests	200	220	301

Summarised consolidated cash flow statement

for the three years ended March 31, 2006

		Restated	Restated
		2004	2005	2006
	Notes	Rm	Rm	Rm
Cash flows from operating activities		13,884	15,711	9,506
Cash receipts from customers		40,520	43,561	46,958
Cash paid to suppliers and employees		(24,218)	(24,939)	(27,234)
Cash generated from operations		16,302	18,622	19,724
Interest received		469	463	482
Dividends received		10	14	50
Finance charges paid		(1,787)	(1,272)	(1,316)
Taxation paid		(562)	(1,487)	(4,550)
Cash generated from operations before dividend paid		14,432	16,340	14,390
Dividend paid		(548)	(629)	(4,884)
Cash flows from investing activities		(5,423)	(6,306)	(7,286)
Proceeds on disposal of property, plant and
equipment and intangible assets		52	37	92
Proceeds on disposal of investments		29	267	493
Additions to property, plant and equipment
and intangible assets	7,8	(5,248)	(5,880)	(7,396)
Additions to other investments		(331)	(592)	(475)
Acquisition of subsidiaries	16	75	(138)	–
Cash flows from financing activities		(6,481)	(9,897)	(258)
Purchase of treasury shares		(102)	(1,710)	–
Shares bought back and cancelled		–	–	(1,502)
Loans raised		1,732	1,157	4,123
Loans repaid		(7,428)	(5,027)	(7,399)

Finance lease capital repaid		(5)	(13)	(24)
(Increase)/decrease in net financial assets		(678)	(4,304)	4,544
Net increase/(decrease) in cash and
cash equivalents		1,980	(492)	1,962
Net cash and cash equivalents at beginning of the year		837	2,796	2,301
Effect of foreign exchange rate differences		(21)	(3)	(8)
Net cash and cash equivalents at
end of the year	9	2,796	2,301	4,255

Change in comparatives

The Group reclassified R463 million of Finance costs accrued from Cash paid to suppliers and employees to Finance charges paid for the year ended March 31, 2005 (2004: R532 million).

Notes to the summarised consolidated annual financial statements for the year ended March 31, 2006

1 Significant accounting policies

Basis of preparation

The comprehensive consolidated annual financial statements from which these summarised results have been derived comply with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”) and the Companies Act in South Africa, 1973.

The financial statements are prepared on the historical cost basis, with the exception of certain financial instruments and share-based payments which are measured at fair value. The Group’s significant accounting policies are consistent with those applied in the previous financial year except for the following:

•  the Group has adopted IAS16 (revised), IAS17 (revised), IAS24 (revised), IAS40 (revised), IFRS4 and IFRIC1 which are applicable for financial years beginning on or after January 1, 2005;

•  the Group has early adopted the amendment to IAS19 which is applicable for financial years beginning on or after January 1, 2006;

•  the Group has made certain voluntary changes in accounting policies related to fixed-line connection revenues; and

• the Group made certain retrospective changes to its application of certain accounting standards. The changes were:

–  Lease payments and receipts under operating leases have been restated in order to recognise the expenses and income on a straight-line basis over the lease terms. This ensures that the income statement charge/income is more representative of the time pattern of the operating lease benefit/cost to the Group. The Group previously recognised the expenses and the income based on the amount paid or payable and received or receivable for each period. The restatement decreases the Group’s results for the years ended

March 31, 2005, by R3 million and 2004, by R3 million.

–  IT Software items have been reclassified from Property, plant and equipment to Intangible assets to the value of R2,650 million (2004: R1,300 million) and the related depreciation from Depreciation to Amortisation. The Group has identified and recorded software that was previously included as part of Property, plant and equipment as a separate intangible asset because it was not considered an integral part of the related hardware.

–  Investment properties have been restated to Property, plant and equipment to the value of R25 million (2004: R32 million). The Vodacom Group previously classified its Vodaworld property as an investment property. However, the property’s primary purpose is to service and connect Vodacom customers. The property, therefore, does not meet the criteria of IAS40: Investment Property, ie to earn rentals or for capital appreciation.

–  Other financial assets of R134 million (2004: R1,101 million) and liabilities of R83 million (2004: R153 million) previously classified as non-current have been reclassified to current assets and liabilities, as they represent derivatives classified as held for trading.

Notes to the summarised consolidated annual financial statements (continued)

for the year ended March 31, 2006

	2004	2005	2006
		Rm	Rm
2 Operating revenue	40,582	43,160	47,625
Fixed-line	30,541	30,888	32,039
Mobile	10,041	12,272	15,586
Fixed-line	30,541	30,888	32,039
Subscriptions, connections and other usage	5,117	5,385	5,803
Traffic	18,313	17,723	17,534
Domestic (local and long distance)	9,680	9,286	8,886
Fixed-to-mobile	7,321	7,302	7,647
International (outgoing)	1,312	1,135	1,001
Interconnection	1,441	1,320	1,433
Data	4,792	5,484	6,223
Directories and other	878	976	1,046

Change in comparatives
Operating revenue has increased by R43 million in 2005 (2004: R98 million) due to the change in fixed-line policy for recognising connection revenues (refer to note 1).
3 Depreciation, amortisation, impairment
and write-offs	7,248	6,288	5,876
Depreciation of property, plant and equipment	6,092	5,442	5,154
Amortisation of intangible assets	806	502	560
Impairment of property, plant and equipment	149	85	–
Reversal of impairment of property, plant and equipment	–	(26)
Impairment of intangible assets	–	49	–
Write-offs of property, plant and equipment	201	210	188
In recognition of the changed usage patterns of certain items of property, plant and equipment, the Group reviewed their remaining useful lives in the current year. The assets affected were certain items included in Network and Support equipment.
4 Finance charges	3,264	1,695	1,233
Interest	2,488	1,686	1,346
Local debt	2,253	1,515	1,506
Foreign debt	303	281	9
Less: Finance costs capitalised	(68)	(110)	(169)
Foreign exchange gains and losses and fair value adjustments	776	9	(113)
Foreign exchange (gains)/losses	(368)	112	57
Fair value adjustments on derivative instruments	1,144	(103)	(170)
Capitalisation rate	15.14%	15.23%	13.91%

Notes to the summarised consolidated annual financial statements (continued)

for the year ended March 31, 2006

	2004	2005	2006
5 Earnings and dividend per share
Basic earnings per share (cents)	823.9	1,246.7	1,744.7

The calculation of earnings per share is based on profit attributable to equity holders of Telkom for the year of R9,182 million (2005: R6,751 million; 2004: R4,589 million) and 526,271,093 (2005: 541,498,547; 2004: 556,994,962) weighted average number of ordinary shares in issue.

Diluted earnings per share (cents)	823.9	1,244.3	1,735.2

The calculation of diluted earnings per share is based on earnings for the year of R9,182 million (2005: R6,751 million; 2004: R4,589 million) and 529,152,318 diluted weighted average number of ordinary shares (2005: 542,537,579; 2004: 556,994,962). The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Headline earnings per share (cents)	875.2	1,279.0	1,740.5

The calculation of headline earnings per share is based on headline earnings of R9,160 million (2005: R6,926 million; 2004: R4,875 million) and 526,271,093 (2005: 541,498,547; 2004: 556,994,962) weighted average number of ordinary shares in issue.

Diluted headline earnings per share (cents)	875.2	1,276.6	1,731.1

The calculation of diluted headline earnings per share is based on headline earnings of R9,160 million (2005: R6,926 million; 2004: R4,875 million) and 529,152,318 (2005: 542,537,579; 2004: 556,994,962) diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Reconciliation between earnings and headline earnings:
Earnings as reported	4,589	6,751	9,182
Adjustments:
Profit on disposal of investment	(25)	(64)	(163)
Profit on disposal of property, plant and equipment and intangibles	(19)	(30)	(79)

Impairment of property, plant, equipment and intangibles	134	(26)
Write-offs of property, plant and equipment	201	210	188
Acquisition of subsidiary	–	–	35
Amortisation of goodwill	72	–	–
Tax and minority interest effects	(92)	(75)	23
Headline earnings	4,875	6,926	9,160

Notes to the summarised consolidated annual financial statements (continued)

for the year ended March 31, 2006

	2004	2005	2006
5 Earnings and dividend per share (continued)
Reconciliation of weighted average number of ordinary shares
Ordinary shares in issue	557,031,819	557,031,819	544,944,899
Weighted average number of treasury shares	(36,857)	(15,533,272)	(18,673,806)
Weighted average number of shares outstanding	556,994,962	541,498,547	526,271,093
Reconciliation of diluted weighted average number of ordinary shares
Weighted average number of shares outstanding	556,994,962	541,498,547	526,271,093
Expected future vesting of shares	–	1,039,032	2,881,225
Weighted average number of shares outstanding	556,994,962	542,537,579	529,152,318
Dividend per share (cents)	90.0	110.0	900.0

The calculation of dividend per share is based on dividends of R4,801 million (2005: R606 million; 2004: R501 million) declared on June 2, 2005, and 533,465,571 (2005: 551,509,083; 2004: 557,031,819) number of ordinary shares outstanding. The reduction in the number of shares represents the number of treasury shares held on date of payment.

6 Net asset value per share
Net asset value per share (cents)	3,905.1	4,900.2	5,593.5

The calculation of net asset value per share is based on net assets of R29,165 million (2005: R26,141 million; 2004: R21,628 million) and 521,408,320 (2005: 533,465,571; 2004: 553,846,083) number of ordinary shares outstanding.

Notes to the summarised consolidated annual financial statements (continued)
for the year ended March 31, 2006
7 Additions to property, plant and equipment
Freehold land and buildings	64	42	105
Leasehold buildings	59	–	75
Network equipment	1,524	1,742	2,622

Support equipment	140	95	130
Furniture and office equipment	9	10	19
Data processing equipment and software	491	379	381
Under construction	2,598	2,123	2,933
Other	51	73	45
			4,936

Fully depreciated assets with a cost of R3,724 million were derecognised in the 2006 financial year. This has reduced both the cost price and accumulated depreciation of property, plant and equipment accordingly.

8 Additions to intangible assets
Trademarks, copyrights and other	4	–	2
Licences	57	–	1
Software	–	103	219
Assets under construction	371	1,284	974
			432
Notes to the summarised consolidated annual financial statements (continued)
for the year ended March 31, 2006
9 Net cash and cash equivalents	2,796	2,301	4,255
Cash and bank balances	1,219	2,375	1,853
Short-term deposits	1,999	835	3,095
Cash shown as current assets	3,218	3,210	4,948
Credit facilities utilised	(422)	(909)	(693)
Undrawn borrowing facilities	2,995	4,750	9,519
10 Share capital
Authorised and issued share capital and share premium are made up as follows:
Authorised	10,000	10,000	10,000
999,999,998 ordinary shares of R10 each	10,000	10,000	10,000
1 (2005: 1; 2004: 1) Class A ordinary share of R10	–	–	–
1 (2005: 1; 2004: 1) Class B ordinary share of R10	–	–	–
Issued and fully paid	8,293	8,293	6,791
544,944,897 (2005: 557,031,817; 2004: 557,031,817)ordinary shares of R10 each	5,570	5,570	5,449
1 (2005: 1; 2004: 1) Class A ordinary share of R10	–	–	–
1 (2005: 1; 2004: 1) Class B ordinary share of R10	–	–	–
Share premium	2,723	2,723	1,342
Share buyback
During the year, Telkom bought back 12,086,920 ordinary shares at a total consideration of R1,502 million. This reduced the share capital by R121 million and the share premium by R1,381 million.
Treasury shares

12,687,521 (2005: 12,717,190; 2004: 3,185,736) and 10,849,058 (2005: 10,849,058; 2004: Nil) ordinary shares in Telkom, with a fair value of R2,038 million (2005: R1,366 million; 2004: R251 million) and R1,743 million (2005: R1,166 million; 2004: RNil) are currently held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited, respectively.

Notes to the summarised consolidated annual financial statements (continued)
for the year ended March 31, 2006
11 Interest-bearing debt
Long-term interest-bearing debt	12,703	9,504	7,655
Total interest-bearing debt	16,754	14,003	11,123
Gross interest-bearing debt	20,151	16,914	13,686
Discount on debt instruments issued	(3,397)	(2,911)	(2,563)
Less: Current portion of interest-bearing debt	(4,051)	(4,499)	(3,468)
Local debt	(3,628)	(264)	(2,642)
Locally registered Telkom debt instruments	(2,286)	–	(2,211)
Repurchase agreements	(27)	–	–
Commercial paper bills	(1,313)	(262)	(429)
Short-term interest-free loans	(2)	(2)	(2)
Foreign debt	(408)	(4,210)	(786)
Finance leases	(15)	(25)	(40)
12 Commitments
Capital commitments authorised	7,151	7,970	10,265
Fixed-line	4,566	5,029	6,519
Mobile	2,585	2,941	3,746
Commitments against authorised capital expenditure	439	825	842
Fixed-line	88	91	200
Mobile	351	734	642
Authorised capital expenditure not yet	6,712	7,145	9,423

contracted
Fixed-line	4,478	4,938	6,319
Mobile	2,234	2,207	3,104

Management expects these commitments to be financed from internally generated cash and other borrowings.

The Group exposure is 50% of the following items:

Interception of Communications and Provisions of Communication-related Information Act (“the Act”)

The Act was proclaimed in the Government Gazette and has been made effective September 30, 2005, with the exception of the provisions dealing with customer registration which comes into effect on June 30, 2006. The cellular operators have succeeded in obtaining, in principle, support by the Department of Justice for an electronic registration process. The legislative amendments necessary to allow for such an electronic registration process have not yet been effected, but are anticipated prior to the effective date of June 30, 2006. The sections of the interception and monitoring legislation (“RICA”) prescribing a paper-based customer registration process came into effect on May 28, 2006. A reliable estimate of capital and operating costs that will potentially be incurred in order to comply with the provisions of the Act cannot be made at this stage.

Notes to the summarised consolidated annual financial statements (continued)

for the year ended March 31, 2006

12 Commitments (continued)

Global Alliance fees

The Vodacom Group pays annual fees from February 18, 2005, for the services provided. The fee is calculated as a percentage of revenue.

Retention incentives

The Vodacom Group has committed a maximum of R456 million (March 31, 2005: R373 million) in respect of customers already beyond their normal 24-month contract period, but who have not yet upgraded to new contracts, and therefore have not utilised the incentive available for such upgrades. The Group has not provided for this liability, as no legal obligation exists, since the customers have not yet entered into new contracts.

Africell Cellular Services (Proprietary) Limited

An offer to acquire the cellular business of Africell Cellular Services (Proprietary) Limited was made and accepted. The suspensive conditions as well as Competition Commission approval, are currently being attended to.

13 Contingencies

Supplier dispute

No material change since prior year.

Competition commission

South African Value Added Network Services (“SAVA”).

No material change since prior year.

Internet Service Providers Association (“ISPA”)

The Internet Service Providers Association (“ISPA”), an association of internet service providers (ISPs), filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. A maximum administrative penalty of up to 10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the compliant date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The Competition Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint.

Notes to the summarised consolidated annual financial statements (continued)

for the year ended March 31, 2006

	2004	2005	2006
14 Segment information
Eliminations represent the inter-segmental transactions that have been eliminated against segment results. The mobile segment represents the Group’s joint venture Vodacom.
Business segment
Consolidated revenue	40,582	43,160	47,625
Fixed-line	31,004	31,457	32,749
To external customers	30,541	30,888	32,039
Inter-company	463	569	710
Mobile	11,428	13,657	17,021
To external customers	10,041	12,272	15,586
Inter-company	1,387	1,385	1,435
Elimination	(1,850)	(1,954)	(2,145)
Other income	255	280	480
Fixed-line	230	255	430
Elimination	–	(9)	–
Mobile	25	34	50

Operating expenses	31,499	32,179	33,428
Fixed-line	24,510	23,691	22,937
Elimination	(1,387)	(1,385)	(1,435)
Mobile	8,839	10,451	12,636
Elimination	(463)	(578)	(710)
Consolidated operating profit	9,338	11,261	14,677
Fixed-line	6,724	8,021	10,242
Elimination	924	807	725
Mobile	2,614	3,240	4,435
Elimination	(924)	(807)	(725)
Consolidated investment income	322	350	397
Fixed-line	1,324	1,992	2,583
Elimination	(1,061)	(1,700)	(2,250)
Mobile	59	58	64
Consolidated finance charges	3,264	1,695	1,233
Fixed-line	2,991	1,647	839
Mobile	284	48	394
Elimination	(11)	–	–

Notes to the summarised consolidated annual financial statements (continued)
for the year ended March 31, 2006
14 Segment information (continued)
Consolidated taxation	1,738	3,082	4,520
Fixed-line	876	1,775	2,981
Mobile	862	1,307	1,539
Minority interests	69	83	139
Fixed-line	56	68	81
Mobile	13	15	58
Profit attributable to equity holders of Telkom	4,589	6,751	9,182
Fixed-line	4,125	6,523	8,924
Elimination	(137)	(893)	(1,525)
Mobile	1,514	1,928	2,508
Elimination	(913)	(807)	(725)
Consolidated assets	50,198	50,177	54,306
Fixed-line	41,441	40,206	43,748
Mobile	9,799	11,157	12,262
Elimination	(1,042)	(1,186)	(1,704)
Investments	1,735	2,346	2,963
Fixed-line	1,466	2,240	2,861

Mobile	269	106	102
Other financial assets	1,241	5,074	275
Fixed-line	1,222	5,039	256
Mobile	19	35	19
Total assets	53,174	57,597	57,544
Consolidated liabilities	13,487	15,209	15,171
Fixed-line	9,733	10,658	10,409
Mobile	4,796	5,737	6,466
Elimination	(1,042)	(1,186)	(1,704)
Interest-bearing debt	16,754	14,003	11,123
Fixed-line	15,724	12,703	9,889
Mobile	1,030	1,300	1,234
Other financial liabilities	645	313	235
Fixed-line	613	313	205
Mobile	32	–	30
Tax liabilities	460	1,711	1,549
Fixed-line	34	1,395	1,234
Mobile	426	316	315
Total liabilities	31,346	31,236	28,078
Notes to the summarised consolidated annual financial statements (continued)
for the year ended March 31, 2006
14 Segment information (continued)
Other segment information
Capital expenditure for property, plant and equipment	4,936	4,464	6,310
Fixed-line	3,491	2,820	3,960
Mobile	1,445	1,644	2,350
Capital expenditure for intangible assets	432	1,387	1,196
Fixed-line	371	1,284	975
Mobile	61	103	221
Depreciation and amortisation	6,898	5,944	5,714
Fixed-line	5,633	4,522	4,216
Mobile	1,265	1,422	1,498
Impairment and asset write-offs	350	295	162
Fixed-line	350	210	188
Mobile	–	85	(26)
Intangible assets impairment – Mobile	–	49	–
Workforce reduction expenses – Fixed-line	302	961	88

Notes to the summarised consolidated annual financial statements (continued)

for the year ended March 31, 2006
15 Related parties
Details of material transactions and balances with related parties not disclosed elsewhere in the summarised consolidated annual financial statements were as follows:
With joint venture:
Vodacom Group (Proprietary) Limited
Related party balances
Trade receivables	42	42	48
Trade payables	(250)	(250)	(256)
Related party transactions
Income	(463)	(569)	(710)
Expenses	1,387	1,385	1,443
Audit fees	3	3	3
Interest received	(11)	–	–
With shareholders:
Thintana Communications LLC
Management fees	154	57	–
On November 22, 2004, Thintana Communications LLC sold their total interest in Telkom.
Government
Related party balances
Trade receivables	189	185	194
Related party transactions
Revenue	(1,866)	(1,987)	(2,106)
With entities under common control:
Major public entities
Related party balances
Trade receivables	25	37	31
Trade payables	(3)	(7)	(2)
Related party transactions
Income	(368)	(445)	(343)
Expenses	169	199	170
Rent received	(9)	(15)	(17)
Rent paid	54	52	56
Remuneration and benefits	103	93	146

Notes to the summarised consolidated annual financial statements (continued)

for the year ended March 31, 2006

16 Purchase of subsidiarY

On August 1, 2005, the Vodacom Group acquired a 51% interest in the equity of Cointel VAS (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined by the Group and are as follows:

Fair value of net assets acquired	(47)
Property, plant and equipment	(1)
Intangible assets	(90)
Trade and other receivables	(4)
Cash and cash equivalents	(42)
Deferred taxation liability	18
Trade and other payables	57
Taxation payable	8
Provision	1
Dividends payable	6
Minority interest	23
Goodwill	(18)
Purchase price (including capitalised costs)	(42)
Cash and cash equivalents	42
Cash consideration	–

The purchase price of R84 million (Group share: R42 million), excluding capitalised costs was paid on August 23, 2005. Capitalised costs were paid throughout the period.

Revenue amounting to R45 million and net profit of R9 million is included in the current period results. Revenue would have amounted to R47,630 million and net profit to R9,146 million if the entity had been consolidated for the full year ended March 31, 2006.

The goodwill related to the acquisition represents future synergies and is allocated to the mobile South African cash- generating unit.

Notes to the summarised consolidated annual financial statements (continued)

for the year ended March 31, 2006

17 Negative working capital

For the financial years ended March 31, 2006, 2005 and 2004, the Group’s current liabilities are greater than current assets. Current liabilities will be financed from operating cash flows, new borrowings and existing credit facilities.

18 Subsequent events

Business Connexion Group Limited (BCX)

On April 4, 2006, Telkom announced its firm intention to make an offer to acquire the entire issued share capital of BCX, other than the BCX shares held as treasury shares and, if the trustees of the BCX share incentive trust so agree, the BCX shares held by the BCX share incentive trust. Telkom will acquire the outstanding options in BCX on the same terms and conditions as the offer for the shares. The offer will be implemented by way of a scheme of arrangement in terms of section 311 of the Companies Act, to be proposed by Telkom between BCX and its shareholders.

The transaction will advance Telkom’s ongoing data strategy. In particular, Telkom believes that the transaction will enhance Telkom’s ability to offer its customers end-to-end solutions across the ICT value chain. Telkom’s strength has to date been on ICT services relevant to its core connectivity proposition, managed network and internet access and BCX offers a complementary service offering. The transaction will enable Telkom to have a meaningful presence in the IT services market extending its value chain with BCX’s proven capabilities in business application and support management, business process outsourcing and other IT related complementary lines of business.

BCX has defined a strategy to expand into the communications arena and has been considering a relationship with a communications company to that effect. If the offer is successful, BCX will continue to operate as a standalone or separate business unit within Telkom. BCX will retain and expand its service offering and always service its clients with ongoing commitment.

Cell captive annuity policy

Subsequent to year end, an addendum to the annuity policy contract was signed, which transferred a part of the post-retirement medical liability to an annuity fund. This will effectively change the presentation of the liability and the asset as the annuity policy will meet the definition of a plan asset in terms of IAS19 which requires the liability to be reduced by the fair value of the plan asset. The effect of this on the annual financial statements will be a reduction in investments as well as liabilities to the value of R1,371 million.

Share buy-back

As part of the Group’s commitment to the optimal use of capital, the Telkom Board approved on June 2, 2006 a share buy-back programme to the value of R2 billion.

Other matters

The directors are not aware of any other matter or circumstance since the financial year end and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.

10 Supplementary Information

In connection with the US Securities Exchange Commission Rules relating to “Conditions for use of Non-GAAP Financial Measures”, EBITDA and headline earnings have been reconciled to net profit.

Year ended March 31,
	Restated
In ZAR millions	2005	2006
EBITDA
Earnings before interest, taxation, depreciation and amortisation (EBITDA) can be reconciled as follows:
EBITDA	17,549	20,553
Depreciation, amortisation, impairment and write-offs	(6,288)	(5,876)
Investment income	350	397
Finance charges	(1,695)	(1,233)
Taxation	(3,082)	(4,520)
Minority interests	(83)	(139)
Net profit	6,751	9,182
Headline earnings
The disclosure of headline earnings is a requirement of the JSE Securities Exchange, South Africa and is not a recognised measure under US GAAP.
Headline earnings can be reconciled as follows:
Headline earnings	6,751	9,182
Profit on disposal of investment	(64)	(163)
Profit on disposal of property, plant and equipment	(30)	(79)
Impairment of property, plant and equipment and intangible assets	(26)
Write-offs of property, plant and equipment	210	188
Acquisition of subsidiary	–	35
Tax and minority interest effects	(75)	23
Net profit	6,926	9,160

Definitions

Operating free cash flow

Operating free cash flow is defined as cash flow from operating activities, after interest and taxation, before dividends, less cash flow from investing activities.

Total interest-bearing debt

Total interest-bearing debt is defined as short and long-term interest-bearing debt, including credit facilities and finance leases.

Net debt

Net debt is defined as total interest-bearing debt, net of bank and cash and financial assets and liabilities.

Asymmetrical Digital Subscriber Line (ADSL)

ADSL is a broadband access standard which uses existing copper lines to offer high-speed digital connections over the local loop. ADSL transmits data asymmetrically, meaning that the bandwidth usage is much higher in one direction than the other. ADSL provides greater bandwidth from the exchange to the customer (ie downloading) than from the customer to the exchange (ie sending).

Average Revenue per User (ARPU)

ARPU is usually quoted on a monthly or annual basis by cellular networks.

US DOLLAR CONVENIENCE
Year ended March 31,
	Restated
	2005	2006	%
Revenue	6,939	7,744	11.6
Operating profits	1,810	2,385	31.8
Net profit	1,099	1,516	37.9
EBITDA	2,822	3,339	18.3
EPS (cents)	200.5	283.7	41.9
Net debt	1,116	1,110	(0.5)
Total assets	9,260	9,357	1.0
Cash flow from operating activities	2,526	1,546	(38.8)
Cash flow used in investing activities	(1,014)	(1,185)	16.9
Cash flow used in financing activities	(1,591)	(42)	97.4
Exchange rate
Period end1
US$1 = ZAR	6.22	6.15	(1.1)
1. Noon buying rate

11 Special Note Regarding Forward-looking Statements

All of the statements included in this document, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. “Key Information-Risk Factors,” of Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which is available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Vodacom’s and Telkom’s ability to expand their operations and make investments in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks to related mobile handsets, base stations and associated equipment; our control by the Government of the Republic of South Africa; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearing before the Competition Commission related to the VANs litigation, its proceedings with Telcordia Technologies Incorporated and others;

our ability to negotiate favourable terms, rates and conditions for the provision of interconnection services; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, Number Portability and monitoring and interception; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labour laws and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.

We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof, either to confirm them to actual results or to changes in our expectations.